UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________________

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________

TAL Education Group

(Name of Subject Company (Issuer))

TAL Education Group

(Name of Filing Person (Issuer))

2.50% Convertible Senior Notes due 2019

(Title of Class of Securities)

874080 AB0

(CUSIP Number of Class of Securities)

Rong Luo

Chief Financial Officer

12/F, Danling SOHO

6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

+86 (10) 5290-6658

with copy to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road, Central

Hong Kong

+852 3740-4700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

______________________

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
US$224,999,000 (1)	US$26,077.38 (2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of April 12, 2017, there was US$224,999,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$224,999,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$115.90 for each US$1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$26,077.38	Filing Party:	TAL Education Group
Form or Registration No.:	Schedule TO	Date Filed:	April 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.i
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by TAL Education Group (the “Company”) on April 13, 2017 (the “Schedule TO”) relating to the Company’s 2.50% Convertible Senior Notes due 2019 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Put Right Notice to the holders dated April 13, 2017 (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Right expired at 5:00 p.m., New York City time, on Friday, May 12, 2017 (the “Expiration Date”). The Company has been advised by Citibank, N.A., as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Right Notice, no principal amount of the Notes were validly surrendered and not withdrawn as of the Expiration Date. The aggregate amount of the 2017 Repurchase Price is nil, and US$224,999,000 in aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12. EXHIBITS.

(a)(1)*	Put Right Notice to Holders of 2.50% Convertible Senior Notes due 2019 Issued by TAL Education Group, dated April 13, 2017.

(a)(5)(A)*	Press release issued by the Company, dated April 13, 2017.

(a)(5)(B)	Press release issued by the Company, dated May 15, 2017.

(b)	Not applicable

(d)*	Indenture, dated as of May 15, 2014, between the Company and Citicorp International Limited, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAL EDUCATION GROUP

By:	/s/Rong Luo
	Name:	Rong Luo
	Title:	Chief Financial Officer

Dated: May 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 2.50% Convertible Senior Notes due 2019 Issued by TAL Education Group, dated April 13, 2017.

(a)(5)(A)*	Press release issued by the Company, dated April 13, 2017.

(a)(5)(B)	Press release issued by the Company, dated May 15, 2017.

(d)*	Indenture, dated as of May 15, 2014, between the Company and Citicorp International Limited, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015.

*	Previously filed.